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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT No. 1
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                              eAUTOCLAIMS.COM, INC.
                              ---------------------
                                (Name of Issuer)
                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)
                                     278578
                                     ------
                                 (CUSIP Number)

                               John K. Pennington
                         c/o Advantage Fund G.P. Limited
         Suite 370, 4 Robert Speck Parkway, Mississauga, Ontario L4Z 1S1
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                              --------------------
                                October 17, 2002
                                November 30, 2002
            (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (3-00)
CCH S00128 0331

CUSIP No. 278578              13D                      Page 2 of 8 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CANADIAN ADVANTAGE LIMITED PARTNERSHIP
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [ ]
                                                               (b) [X}
-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         CANADA
-------------------------------------------------------------------------------
                7        SOLE VOTING POWER

NUMBER OF                2,991,504.00
SHARES          ____________________________________________________
                8        SHARED VOTING POWER
BENEFICIALLY
    OWNED BY             0.00
                ----------------------------------------------------
     EACH       9        SOLE DISPOSITIVE POWER
REPORTING
                         2,991,504.00
   PERSON       ____________________________________________________
                10       SHARED DISPOSITIVE POWER
    WITH
                         0.00
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,128,934.00
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.2%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         00
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 278578               13D                      Page 3 of 8 Pages
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ADVANTAGE (BERMUDA) FUND, LTD.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a) [ ]
                                                   (b) [X}
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         NONE
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                 [  ]
------------------------------------------------------------------------------
6        CITIZEN OR PLACE OF ORGANIZATION
         BERMUDA
------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

NUMBER OF         1,137,330.00
   SHARES         ___________________________________________________
                  8        SHARE VOTING POWER
BENEFICIALLY
                         0.00
   OWNED BY
                ---------------------------------------------------
   EACH           9  SOLE DISPOSITIVE POWER

REPORTING               1,137,330.00

PERSON            _______________________________________________________
                           10       SHARED DISPOSITIVE POWER
   WITH
                                    0.00
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,128,934.00
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.8%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         00
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 278578              13D                       Page 4 of 8 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ADVANTAGE FUND G.P. LIMITED
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a) [ ]
                                                  (b) [X}
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         NONE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            [  ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

NUMBER OF                           0.00
SHARES            _____________________________________________________________
                           8        SHARED VOTING POWER
BENEFICIALLY
                                    0.00
OWNED BY          -------------------------------------------------------------

EACH                       9        SOLE DISPOSITIVE POWER

REPORTING                           0.00

PERSON            _____________________________________________________________
                           10       SHARED DISPOSITIVE POWER
WITH
                                    0.00
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,128,934.00
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         00
-------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 278578              13D                    Page 5 of 8 Pages
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JOHN K. PENNINGTON
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [ ]
                                                    (b) [X}
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         NONE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                                    [  ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

NUMBER OF                           0.00
SHARES            _____________________________________________________________
                           8        SHARED VOTING POWER
BENEFICIALLY
                                    0.00
OWNED BY          -------------------------------------------------------------

EACH                       9        SOLE DISPOSITIVE POWER

REPORTING                           0.00

PERSON            _____________________________________________________________
                           10       SHARED DISPOSITIVE POWER
WITH
                                    0.00
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,128,934.00
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 278578              13D                           Page 6 of 8 Pages
------------------------------------------------------------------------------
Item 1            SECURITY AND ISSUER:

                   The class of equity securities to which this statement on
                   Schedule 13D relates is the Common Stock, par value $.001 per share, of eAutoclaims.com, Inc., a Nevada corporation ("eAuto"), with its principal executive offices located at 110 East Douglas Road, Oldsmar, Florida 34677.

Item 2             IDENTITY AND BACKGROUND:

                   The persons filing this statement are:

                   Canadian Advantage Limited Partnership ("CALP"), is an Ontario (Canada) limited partnership whose principal executive offices are c/o Advantage Fund G.P. Limited, Suite 370, 4 Robert Speck Parkway, Mississauga, Ontario L4Z 1S1, Canada. Advantage Fund G.P. Limited is now the general partner of CALP.

                   Advantage (Bermuda) Fund, Ltd. ("ABFL") is a Bermuda company, whose principal offices are Washington Mall, 3rd Floor, 22 Church Street, Hamilton HMII, Bermuda. Advantage Fund G.P. Limited is now the investment manager of ABFL.

                   John Pennington ("Pennington"), is an individual whose principal offices are c/o Advantage Fund G.P. Limited, Suite 370, 4 Robert Speck Parkway, Mississauga, Ontario L4Z 1S1. Mr. Pennington is the President of Advantage Fund G.P. Limited.

                   Advantage Fund G.P. Limited is a private Ontario, Canada entity ("Advantage Fund"), whose principal executive offices are Suite 370, 4 Robert Speck Parkway, Mississauga, Ontario L4Z 1S1. Advantage Fund is the investment manager of ABFL and the general partner of CALP and Mr. Pennington is the individual with investment making decision authority on behalf of the Advantage Fund.

                  This Schedule 13D is jointly filed by the above-named persons.

                   In the original Schedule 13D filed on or about April 3, 2002 to which this Schedule 13D amends in certain respects, Mark
                   E. Valentine ("Valentine"), Thomson Kernaghan & Co. Limited ("Thomson Kernaghan"), VMH Management, Ltd. ("VMH Management"), VMH International, Ltd. ("VMH International"), and Fetu Holdings, Ltd. ("Fetu") were included as persons and entities part of the group filing the original Schedule 13D. Thomson Kernaghan, VMH International, VMH Management and Fetu were under the common control of Mark E. Valentine. Mr. Valentine had the authority to vote and dispose of the shares beneficially owned by all of these entities, CALP and ABFL. In July 2002 a receiving order was issued against Thomson Kernaghan by the Ontario Superior Court of Justice and Ernst & Young, Inc. was named trustee to the Estate of Thomson Kernaghan. Mark E. Valentine was dismissed as an officer of Thomson Kernaghan. Mr. Valentine and his affiliated entities were also the management partners and had investment decision-making authority over the eAuto securities held by CALP and ABFL. CALP and ABFL have removed Mr. Valentine and his affiliates as the investment manager with investment-making decision authority over the eAuto securities held

CUSIP No. 278578                            13D               Page 7 of 8 Pages
-------------------------------------------------------------------------------
                   by CALP and ABFL. On October 17, 2002 and November 30, 2002, Mr. Pennington, by and through Advantage Fund, replaced Mr. Valentine as the general partner and investment manager of CALP and ABFL, respectively Mr. Pennington is the individual who currently has authority to vote and dispose of the eAuto securities beneficially owned by CALP and ABFL. Accordingly, Mr. Pennington, Advantage Fund, CALP and ABFL may be considered a group that beneficially owns all the shares beneficially owned by any of them.

                   During the last five years, none of John Pennington, Advantage Fund, CALP, or ABFL, (i) has been convicted in a criminal proceeding, or (ii) administrative body of competent jurisdiction and as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                   On December 7, 2001, CALP and ABFL gave notice to eAuto of the exercise of their conversion rights with respect to 210 shares of eAuto's Series A Convertible Preferred Stock ("Preferred Stock"). On March 27 2002, an aggregate of 4,097,951 shares of eAuto Common Stock was issued to CALP and ABFL in exchange for conversion of all 210 shares of the Preferred Stock. The Preferred Stock was acquired by CALP and ABFL between August 28, 2000 and January 26, 2001. No payment was required upon conversion of the Preferred Stock. The source of the purchase price for the Preferred Stock acquired by CALP and ABFL was funds held for investment.

                   CALP holds warrants to purchase 229,950 shares of eAuto Common Stock, at exercise prices of between $1.46 and $3.33 per share. ABFL holds warrants to purchase 85,050 shares of eAuto Common Stock, at exercise prices of between $1.46 and $3.33 per share. Neither CALP nor ABFL has exercised any warrants.

Item 4            PURPOSE OF TRANSACTION:

                   Each of CALP and ABFL acquired the securities of eAuto that it beneficially owns for passive investment purposes.

                   As of this date, none of John Pennington, Advantage Fund, CALP, or ABFL has any plans or proposals that relate to or would result in any of the events listed in (a) through (j) of Item 4. However, members of this group or affiliates may make additional investments in eAuto in privately negotiated transactions or dispose of eAuto securities pursuant to Rule 144 or privately.

Item 5            INTEREST IN SECURITIES OF ISSUER:

                   All of the information given below is as of January 1, 2003, as adjusted to reflect the issuance of 4,097,951 shares of Common Stock upon conversion of 210 shares of the Series A Convertible Preferred Stock. Percentages are based on 19,624,085 shares of Common Stock outstanding.

                   Collectively, the Reporting Persons beneficially own and have sole voting and dispositive power over 4,128,834 shares of common stock or approximately 21% of the outstanding shares of eAuto common stock.

                   During the last 60 days, the Reporting Persons have not effected any transactions in the Issuer securities.

CUSIP No. 278578               13D                        Page 8 of 8 Pages
------------------------------------------------------------------------------
Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                  None

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS:

                  None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


1/9/2003                                 JOHN PENNINGTON
-----------------------------
(Date)
                                          /s/ John K. Pennington
                                         -----------------------------


1/9/2003                                 CANADIAN ADVANTAGE LIMITED PARTNERSHIP
-----------------------------
(Date)
                                         By:      Advantage Fund G.P. Limited,
                                                its general partner

                                         /s/      John K. Pennington
                                         -------------------------------
                                         Title:   President


1/9/2003                                 ADVANTAGE (BERMUDA) FUND, LTD.
-----------------------------
(Date)
                                         By:      Advantage Fund G.P. Limited,
                                              its investment manager

                                              /s/      John K. Pennington
                                              ----------------------------
                                              Title:   President


1/9/2003                                 ADVANTAGE FUND G.P. LIMITED
-----------------------------
(Date)
                                         By:

                                          /s/      John K. Pennington
                                          ----------------------------
                                          Title:   President